Exhibit 99.1
PDC Energy, Inc.
2018 Equity Incentive Plan

Performance Stock Unit Agreement

February 16, 2022

Participant
Address 1
Address 2

Dear :

We are pleased to inform you that PDC Energy, Inc. (the “Company”) made the following award of performance stock units to you (the “Performance Stock Units” or “PSUs”) pursuant to the Company’s 2018 Equity Incentive Plan (the “Plan”). The grant is subject to and governed by the Plan generally, and all capitalized terms not defined herein shall have the meanings given to such terms in the Plan.

Notice of Performance Stock Unit Award

Participant	[ __________ ]

Grant Date	February 16, 2022

Target Number of Performance Stock Units (“Target PSUs”)	[ __________ ]

Overview
Pursuant to the terms and conditions set forth below, you may earn between 0% - 250% of the Target PSUs based on the total shareholder return (“TSR,” as defined below) of the Company over the Performance Period, measured (i) against the TSR of the Peer Companies identified below, and (ii) on an absolute and annualized basis. Except as set forth below under “Special Vesting Events” and “Change in Control,” you must be in Continuous Service (as defined below) from the Grant Date through the end of the Performance Period in order to earn any PSUs hereunder.

Performance Period	January 1, 2022 – December 31, 2024

Peer Companies
“Peer Companies” means the fourteen companies listed below:
Callon Petroleum Company (CPE)
Centennial Resource Development, Inc. (CDEV)
Civitas Resources, Inc. (CIVI)
Chesapeake Energy Corporation (CHK)
CNX Resources Corporation (CNX)

Coterra Energy Inc. (CTRA)
Diamondback Energy, Inc. (FANG)
Magnolia Oil and Gas Corporation (MGY)
Marathon Oil Corporation (MRO)
Matador Resources Company (MTDR)
Ovintiv Inc. (OVV)
Range Resources Corporation (RRC)
SM Energy Company (SM)
Whiting Petroleum Corporation (WLL)

In the event a Peer Company ceases to be publicly traded at any point during the Performance Period, the Administrator shall have full discretion to take any action it deems necessary or advisable in its sole and absolute discretion in order to preserve the integrity of the performance goals and the incentive intended by this award, including, but not limited to, determining whether the Peer Company will be replaced with a new Peer Company, dropping such Peer Company from the list of Peer Companies and calculating the number of PSUs earned without designating a replacement, treating the Peer Company as being ranked in last place on the TSR list for the Performance Period (e.g. for bankrupt or other delisted companies), or determining an alternate method of calculating TSR for such Peer Company (e.g. by calculating TSR through the date of acquisition of such Peer Company, and then assuming TSR for the remainder of the period is determined based on an index). The Administrator need not take the same action with respect to all Peer Companies that cease to be publicly traded during the Performance Period.

Award Determination
Except as set forth below under the headings “Special Vesting Events” and “Change in Control,” the number of PSUs earned shall be determined by the Administrator at the end of the Performance Period by applying the following formula (the “General Formula”): (x) Target PSUs, multiplied by, (y) the Relative TSR Multiplier (defined and determined below), multiplied by (z) the Absolute TSR Multiplier (also defined and determined below), and then adjusting the result of the General Formula, if necessary, to comply with the Maximum Cap and Absolute Performance Override set forth below.

Relative TSR Multiplier
The Relative TSR Multiplier shall be determined based on the Company's relative TSR rank among the Peer Companies for the Performance Period, as follows:

•If the Company is ranked at or above the 90th percentile of the Peer Companies remaining at the end of the Performance Period (including the Company), the Relative TSR Multiplier shall be 200%

•If the Company is ranked at the 50th percentile or median of the Peer Companies remaining at the end of the Performance Period (including the Company), the Relative TSR Multiplier shall be 100%

•If the Company is ranked at the 25th percentile of the Peer Companies remaining at the end of the Performance Period (including the Company), the Relative TSR Multiplier shall be 50%

•If the Company is ranked below the 25th percentile of the Peer Companies remaining at the end of the Performance Period (including the Company), the Relative TSR Multiplier shall be 0%

If the Company is ranked between any of these payout levels, the Relative TSR Multiplier will be interpolated based on the actual percentile ranking of the Company in relation to the levels set forth above, rounded to the nearest whole percentile.

Absolute TSR Modifier
The Absolute TSR Multiplier shall be determined based on the Company's annualized absolute TSR over the Performance Period, as follows:

•If the Company’s annualized absolute TSR over the Performance Period is greater than 15%, the Absolute TSR Multiplier shall be 150%

•If the Company’s annualized absolute TSR over the Performance Period is greater than 10% and less than or equal to 15%, the Absolute TSR Multiplier shall be 125%

•If the Company annualized absolute TSR over the Performance Period is greater than 5% and less than or equal to 10%, the Absolute TSR Multiplier shall be 100%

•If the Company annualized absolute TSR over the Performance Period is greater than 0% and less than or equal to 5%, the Absolute TSR Multiplier shall be 75%

If the Company annualized absolute TSR over the Performance Period is 0% or less, the Absolute TSR Multiplier shall be 50%

Maximum Cap	The maximum number of PSUs that you may earn is capped at 250% of the Target Award, notwithstanding the results of the General Formula.

Absolute Performance Override
If the Relative TSR Multiplier is 0%, but the Company’s annualized absolute TSR over the Performance Period is greater than 15%, then notwithstanding the results of the General Formula, you shall earn 50% of the Target Award.

Special Vesting Events
Termination Without “Cause” or for “Good Reason” prior to a Change in Control

In the event that prior to a Change in Control your Continuous Service is terminated by the Company without “Cause” or by you for “Good Reason” (each as defined in the Company severance plan in which you are a participant), then you may be eligible to retain all or a portion of your Target PSUs and to receive a number of PSUs at the end of the Performance Period, if any, determined based on the Target PSUs you are allowed to retain and the achievement of the performance goals over the Performance Period. Within forty-five days of the date of termination, the Administrator shall determine, in its sole and absolute discretion, the portion, if any, of the Target PSUs that you shall be entitled to retain, which determination shall be based on such factors as the Administrator deems relevant, including, but not limited to, the length of your Continuous Service during the Performance Period and the circumstances surrounding your termination. Notwithstanding the foregoing, the Administrator shall maintain discretion at any time prior to payment to reduce or eliminate the payment to which you are otherwise due based on your failure to comply with any post-termination restrictive covenants.(1)

Death

In the event of your death during the Performance Period but before a Change in Control, the Performance Period will be deemed to have ended as of the date of death, and you will be entitled to receive (i) if your death occurs during the first two (2) years of the Performance Period, one hundred percent (100%) of the Target Award, and (ii) if your death occurs after the first two (2) years of the Performance Period, a number of PSUs based on actual results through the date of death, with TSR for the Company and the Peer Companies calculated by reference to the Average Share Price for the twenty (20) business days prior to the date of death.

Disability

In the event of your Disability during the Performance Period but before a Change in Control, you will receive a number of PSUs based on actual results at the end of the Performance Period.

Retirement

In the event you terminate Continuous Service during the Performance Period but before a Change in Control because of your retirement, as determined by the Administrator in its sole and absolute discretion, the Administrator may take any action with respect to your outstanding PSUs as it deems necessary or appropriate under the circumstances, including, but not limited to (i) allowing you to retain all or a portion of your Target PSUs and to receive a number of PSUs at the end of the Performance Period, if any, determined based on the Target PSUs you are allowed to retain and the achievement of the performance goals over the Performance Period, (ii) providing that you shall be entitled to receive payment for all or a portion of the PSUs immediately, (iii) determining the Performance Period as having ended as of the date of retirement, and calculating and paying out the number of PSUs earned based on performance through the date of retirement (with such pro-ration, if any, for Continuous Service performed during the Performance Period as the Administrator may determine in its discretion), (iv) providing that all or part of your PSUs terminate and are forfeited as of your retirement, (v) applying any combination of the above, or (iv) taking any other similar action with respect to your PSUs that it deems reasonable or appropriate. In determining what action to take with respect to your outstanding PSUs, the Administrator shall take into account the circumstances surrounding your retirement, whether you have provided sufficient advance notice of your intent to retire, whether you have located and/or trained a successor for your position and otherwise minimized disruption to the Company’s business, your length of Continuous Service during the Performance Period, your length of total service to the Company, your job performance, and any other factors the Administrator deems relevant in its sole and absolute discretion. Notwithstanding the foregoing, the Administrator shall maintain discretion at any time prior to payment to reduce or eliminate any payment to which you are otherwise due based on your failure to comply with any post-termination restrictive covenants. Any action taken by the Administrator shall be intended to preserve the treatment of the PSUs as “short-term deferrals” that are exempt from the application of Code Section 409A.

Continuous Service
The term “Continuous Service” shall mean your uninterrupted service to the Company or an Affiliate as an employee, non-employee director, or consultant. The Administrator shall determine in its discretion whether and when your Continuous Service has ended (including as a result of any leave of absence); provided, however, that Continuous Service shall not be deemed to have ended in the event you retire or otherwise terminate as an employee but continue to perform services for the Company as a non-employee director or consultant.

Payment
Timing

Except as set forth above in the Section entitled “Retirement” or below in the Section entitled “Change in Control,” the Company shall make payment in respect of each PSU that is earned hereunder following the certification of results for the Performance Period, but in all events within seventy-four (74) days following the last day of the Performance Period.

In the event of your death, payment in respect of each PSU that is earned hereunder shall be made within seventy-four (74) days following the date of death.

Form of Payment

Payment in respect of earned PSUs shall be made (i) by distributing a number of shares of Common Stock equal to the number of PSUs earned, or (ii) through payment of cash equal to the Fair Market Value of the number of shares of Common Stock that would otherwise be distributable as payment, with such Fair Market Value determined as of the date on which you earned the PSUs (i.e. the last day of the Performance Period, the date of death or retirement, or the date of the Change in Control, as applicable), or (iii) through any combination thereof, as determined by the Administrator in its sole discretion.

Change in Control
In the event of a Change in Control prior to the end of the Performance Period, the Administrator shall first determine the number of PSUs to which you would be entitled based on actual results through the date of the Change in Control, with TSR for the Company and the Peer Companies calculated by reference to the Average Share Price for the twenty (20) business days prior to the Change in Control (the number of PSUs determined pursuant to the foregoing being the “CIC Calculated Units”). In the event you terminated Continuous Service prior to the Change in Control (i.e. in a situation where you retained all or a portion of the award following your termination), the CIC Calculated Units shall be vested immediately. In the event you remained in Continuous Service through the Change in Control, the CIC Calculated Units shall initially be unvested and shall vest in full on the last day of the originally scheduled Performance Period provided that you remain in Continuous Service throughout the remainder of such Performance Period. In the event your Continuous Service terminates following the Change in Control and prior to the end of the Performance Period because of your death, Disability, termination by the Company without Cause, or termination by you for Good Reason, the CIC Calculated Units shall immediately vest in full on the date of termination. In the event your Continuous Service terminates following a Change in Control for any other reason, the CIC Calculated Units shall be forfeited immediately. Vested CIC Calculated Units shall be paid within seventy-four (74) days following the date on which they become vested (i.e. the last day of the Performance Period, or the date of termination of Continuous Service or Change in Control, as applicable), by (i) distributing to you a number of shares of Common Stock equal to the number of CIC Calculated Units earned, or (ii) through payment of cash equal to the Fair Market Value of the number of shares of Common Stock otherwise distributable as payment (determined as of the date on which you vested in the CIC Calculated Units), or (iii) any combination thereof, as determined by the Administrator in its sole discretion. Notwithstanding the foregoing, in the event the Company’s Common Stock ceases to be outstanding or publicly traded as a result of the Change in Control, the Administrator shall make such adjustments as it deems necessary or appropriate in its sole and absolute discretion in order to preserve the incentive intended under this award, including, but not limited to, providing that the payout of the CIC Calculated Units shall be made solely in cash or other property (or any combination thereof) and that such payout shall be determined by reference to any of the following: (i) the Fair Market Value of the Company’s Common Stock as of the date of the Change in Control, (ii) the consideration received in the Change in Control transaction, (iii) securities of the acquirer or any parent or other affiliate thereof, or (iv) such other metric as the Administrator may determine in its discretion.

Dividend Equivalent Right
You shall be entitled in respect of any earned PSUs to receive an additional amount in cash equal to the value of all dividends and distributions made between the Grant Date and the PSU payment date with respect to a number of shares of Common Stock equal to the number of vested PSUs (the “Dividend Equivalent Amounts”). The Dividend Equivalent Amounts shall be accumulated and paid on the date on which the PSUs to which they relate are paid.

TSR and Related Definitions
TSR

TSR for the Company or any PSU Peer Company shall mean the percentage equal to (x) the Performance Period Value Change (as defined below) divided by (y) the Beginning Value (as defined below).

Beginning Value
Beginning Value for the Company or any Peer Company shall mean the Average Share Price for the twenty (20) business days immediately preceding the first day of the Performance Period.

Performance Period Value Change

Performance Period Value Change for the Company or any Peer Company shall mean the result of: (1) Average Share Price (as defined below) for the last twenty (20) business days of the Performance Period, minus (2) Beginning Value, plus (3) Dividends (cash or stock based on ex-dividend date) paid per share of company common stock over the Performance Period.

Average Share Price

Average Share Price for the Company or any Peer Company shall mean the average daily closing price of the applicable company’s common stock over the relevant period on the principal securities exchange on which such shares are traded, as published by a reputable source.

Stockholder Rights	You shall have no stockholder rights with respect to the Performance Stock Units.

Other Terms and Conditions	Are set forth in the accompanying Performance Stock Unit Terms and Conditions and the Plan.

_______________
(1) This provision removed for executive with an employment agreement.

By your online acceptance, you and the Company agree that the Performance Stock Unit award granted hereby is granted under and governed by the terms and conditions of the Plan and of this Performance Stock Unit Agreement (including this Notice of Performance Stock Unit Award and the accompanying Performance Stock Unit Terms and Conditions) (the “Grant Documents”). You hereby represent and acknowledge that you been provided the opportunity to review the Plan and the Grant Documents in their entirety, and you hereby agree to accept as binding, conclusive, and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and the Grant Documents.

PDC ENERGY, INC.

Sandra Jacoby, V.P. Corporate Administration

If you have any questions concerning the Grant Documents, please contact the General Counsel’s Office.

Performance Stock Unit Terms and Conditions

The following terms and conditions apply to the Performance Stock Unit award granted to you by the Company, as specified in the accompanying Notice of Performance Stock Unit Award.

1.Performance Stock Unit Award. Effective as of the Grant Date, the Company has issued to you a Performance Stock Unit award, as set forth in and subject to the terms and conditions of the Notice of Performance Stock Unit Award and these Performance Stock Unit Terms and Conditions (together, the “Grant Documents”), and the Plan (which is incorporated herein by reference).

2.Performance Stock Units Non-Transferable. The Performance Stock Unit award (and related rights) may not be sold, assigned, transferred by gift or otherwise, pledged, hypothecated, or otherwise disposed of, by operation of law or otherwise.

3.Number of PSUs Earned. Unless otherwise provided in the Plan, Performance Stock Units shall be earned in accordance with the terms and conditions set forth in the Notice of Performance Stock Unit Award.

4.Payment. Payment in respect of earned Performance Stock Units shall be made at the time(s) and in the form(s) set forth in the Notice of Performance Stock Unit Award.

5.Termination of Service; Forfeiture. Upon the termination of your Continuous Service for any reason, any portion of the Performance Stock Unit award that has not been earned or that is not earnable in accordance with Paragraph 3 and the Notice of Performance Stock Unit Award shall immediately be forfeited. Upon forfeiture, you shall have no further rights with respect to such portion of the Performance Stock Unit award and related Dividend Equivalent Amounts.

6.Tax Treatment; Section 409A. You may incur tax liability as a result of the receipt of the Performance Stock Unit award and payments thereunder. You should consult your own tax adviser for tax advice. You acknowledge that the Administrator, in the exercise of its sole discretion and without your consent, may amend or modify the Grant Documents in any manner, and delay the payment of any amounts thereunder, to the minimum extent necessary to satisfy the requirements of Section 409A of the Code. The Company will provide you with notice of any such amendment or modification. This Section does not, and shall not be construed so as to, create any obligation on the part of the Company to adopt any such amendments or to take any other actions or to indemnify you for any failure to do so.

7.Tax Withholding. You shall make appropriate arrangements with the Company to provide for payment of all federal, state, local or foreign taxes of any kind required by law to be withheld in respect of your Performance Stock Units. Such arrangements may include, but are not limited to, the payment of cash directly to the Company, withholding by the Company from other cash payments of any kind otherwise due you, or share withholding as described below. You may elect to satisfy the minimum statutory withholding obligations, in whole or in part, (i) by having the Company withhold shares otherwise issuable to you or (ii) by delivering to the Company shares of Common Stock already owned by you. The shares delivered or withheld shall have an aggregate Fair Market Value not in excess of the minimum statutory total tax withholding obligations. In addition, to the extent provided by the Plan, you may elect to have the Company perform additional voluntary tax withholding through the withholding or delivery of shares up to the maximum statutory tax rates in your applicable jurisdictions. The Fair Market Value of the shares used for tax withholding purposes shall be determined by the Company as of the date on which taxation occurs. Shares used for tax withholding purposes must be vested and cannot be subject to any repurchase, forfeiture, or other similar requirements. Any election to withhold or deliver shares shall be irrevocable, made in writing, signed by you, and shall be subject to any restrictions or limitations that the Administrator, in its sole discretion, deems appropriate.

8.Consent Relating to Personal Data. Although you are not required to do so, you hereby voluntarily acknowledge and consent to the collection, use, processing and transfer of personal data as described in this Section 8. The Company and its subsidiaries hold, for the purpose of managing and administering the Plan, certain personal information about you, including your name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all Performance Stock Unit and other equity awards or any other entitlement to shares awarded, canceled, purchased, vested, unvested or outstanding in your favor (“Data”). The Company and/or its subsidiaries will transfer Data among themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan and the Company and/or any of its subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located throughout the world, including the United States. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares on your behalf to a broker or other third party with whom you may elect to deposit any shares acquired pursuant to the Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting the Company.

9.Other Employee Benefits. Except as specifically provided otherwise in any relevant employee benefit plan, program, or arrangement, the Performance Stock Unit award evidenced hereby is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

10.Electronic Delivery. BY YOUR ELECTRONIC ACCEPTANCE OF THIS AWARD, YOU HEREBY CONSENT TO ELECTRONIC DELIVERY OF THE PLAN, AND ANY DISCLOSURE OR OTHER DOCUMENTS RELATED TO THE PLAN, INCLUDING FUTURE GRANT DOCUMENTS (COLLECTIVELY, THE “PLAN DOCUMENTS”). THE COMPANY MAY DELIVER THE PLAN DOCUMENTS ELECTRONICALLY TO YOU BY E-MAIL, BY POSTING SUCH DOCUMENTS ON ITS INTRANET WEBSITE OR BY ANOTHER MODE OF ELECTRONIC DELIVERY AS DETERMINED BY THE COMPANY IN ITS SOLE DISCRETION. YOU ACKNOWLEDGE THAT YOU ARE ABLE TO ACCESS, VIEW AND RETAIN AN E-MAIL ANNOUNCEMENT INFORMING YOU THAT THE PLAN DOCUMENTS ARE AVAILABLE IN HTML, PDF OR SUCH OTHER FORMAT AS THE COMPANY DETERMINES IN ITS SOLE DISCRETION
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11.Notices. Any notice required or permitted to be given hereunder shall be in writing and shall be given by hand delivery, by e-mail, by facsimile, or by first class registered or certified mail, postage prepaid, addressed, if to the Company, to its Corporate Secretary, and if to you, to your address now on file with the Company, or to such other address as either may designate in writing. Any notice shall be deemed to be duly given as of the date delivered in the case of personal delivery,

e-mail, or facsimile, or as of the second day after enclosed in a properly sealed envelope and deposited, postage prepaid, in a United States post office, in the case of mailed notice.

12.Amendment. The Grant Documents may be amended by the Administrator at any time without your consent if such amendment is not materially adverse to your rights hereunder or is otherwise permitted herein. In all other cases, the Grant Documents may not be amended or otherwise modified unless evidenced in writing and signed by the Company and by you.

13.Relationship to Plan. Nothing in the Grant Documents shall alter the terms of the Plan. If there is a conflict between the terms of the Plan and the terms of the Grant Documents, the terms of the Plan shall prevail.

14.Construction; Severability. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of these Performance Stock Unit Terms and Conditions. The invalidity or unenforceability of any provision of the Grant Documents shall not affect the validity or enforceability of any other provision thereof, and each other provision thereof shall be severable and enforceable to the extent permitted by law.

15.Waiver. Any provision contained in the Grant Documents may be waived, either generally or in any particular instance, by the Administrator appointed under the Plan, but only to the extent permitted under the Plan.

16.Binding Effect. The Grant Documents shall be binding upon and inure to the benefit of the Company and to you and your respective heirs, executors, administrators, legal representatives, successors and assigns.

17.Rights to Employment. Nothing contained in the Grant Documents shall be construed as giving you any right to be retained in the employ of the Company and the Grant Documents are limited solely to governing the parties’ rights and obligations with respect to the Performance Stock Unit award.

18.Governing Law. The Grant Documents shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the choice of law principles thereof.

19.Company Policies to Apply; Potential Clawback. The sale of any shares of Common Stock received as payment under the Performance Stock Unit award is subject to the Company’s policies regulating securities trading by employees, all relevant federal and state securities laws and the listing requirements of any stock exchange on which the shares of the Company’s Common Stock are then traded. In addition, participation in the Plan and receipt of remuneration as a result of the Performance Stock Unit award is subject in all respects to any laws, regulations, or Company compensation policies related to clawback that may be in effect from time to time.

20.Section 409A Compliance. The Performance Stock Unit award is intended to comply with or be exempt from the requirements of section 409A of the Internal Revenue Code, and the Grant Documents shall be interpreted and administered in a manner consistent with such intent. You shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on you in connection with the Performance Stock Unit award granted hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Affiliates shall have any obligation to indemnify or otherwise hold you harmless from any or all of such taxes or penalties.